EXHIBIT 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years Ended December 31,
	2008		2007	2006	2005	2004
Earnings
Income before income taxes	$604	(a)	$855	$904	$296	$280
Interest expense	220		267	303	332	219
Portion of rents representative of the interest factor	156		170	170	149	153
	$980		$1,292	$1,377	$777	$652

Fixed Charges
Interest expense	$220		$267	$303	$332	$219
Portion of rents representative of the interest factor	156		170	170	149	153
	$376		$437	$473	$481	$372
Ratio of Earnings to Fixed Charges	2.6		3.0	2.9	1.6	1.8

(a)	Excludes the non-cash goodwill impairment charge of $540 million recorded in the Risk Consulting & Technology segment in 2008.